SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02050750

# FORM 6-K

**~~Report of Foreign~~ Issuer**
**Pursuant to Rule 13a-16 ~~or 15d~~-16 of**
**the Securities Exchange Act of 1934**

PE

**August 12, 2002**



**TALISMAN ENERGY INC.**
**Commission File No. 1-6665**
[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

The following documents are filed as exhibits hereto and are incorporated by reference into the Registration Statement on Form F-[] (File No. 333-[])

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]



Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ______________________.]

I:\CORPORAT\Sec-Com\SEC6K.doc

Computershare
600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

August 9, 2002

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Toronto Stock Exchange
New York Stock Exchange

Dear Sirs:

Subject: **Talisman Energy Inc.**

We confirm that the following material was sent by pre-paid mail on August 8, 2002, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

Interim Report – For the six months ended June 30, 2002

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

**COMPUTERSHARE TRUST COMPANY OF CANADA**

"signed by"
Jody Wood
Stock Transfer Services

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**TALISMAN ENERGY INC.**
[Registrant]

Date: August 12, 2002

A. D. Wagner
By
Ardith D. Wagner
Assistant Corporate Secretary

I:\CORPORAT\Sec-Com\SEC6K.doc